AuraSound, Inc. Announces Results of Offer to Warrant Holders

SANTA FE SPRINGS, November 4, 2009/PRNewswire-FirstCall/ — AuraSound, Inc. (OTC BULLETIN BOARD: ARAU) (the “Company”) today announced the results of the offer it made to certain of its warrant holders pursuant to the First Amended Offer to Modify Certain Outstanding Warrants filed with the Securities and Exchange Commission on Schedule TO/A on October 5, 2009.  The offer expired at 9:00 p.m., Pacific Time, on Tuesday, November 3, 2009.  All of the 17 warrant holders eligible to participate in the offer accepted the offer and signed and returned to the Company the Waiver, Release and Warrant Modification Agreement (the “Waiver Agreement”) that was required to accept the offer.  The Waiver Agreements were validly tendered and not withdrawn prior to the expiration of the offer.

CONTACT: Arthur Liu of AuraSound, Inc., +1-562-447-1780